Exhibit (h)(12)

T. ROWE PRICE ASSOCIATES, INC.

WWW.TROWEPRICE.COM

March 23, 2012	P.O. BOX 89000 Baltimore, Maryland 21289-1020 100 East Pratt Street Baltimore, Maryland 21202-1009 Phone 410-345-2000

Ken Reitz, Esq.

TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd

Charlotte, North Carolina 28262

Ladies and Gentlemen:

This letter shall serve as an Amendment to the Letter Agreement dated November 14, 2011 between TIAA-CREF Life Insurance Company (“you” or the “Company”) and T. Rowe Price Associates, Inc. (“we” or “Price Associates”), relating to certain administrative services (“Agreement”).

Effective April 1, 2012, the $25 million threshold to qualify for payments as described in the Agreement is being eliminated. Price Associates shall begin making payments equal to 15 basis points (0.15%) per annum of the average aggregate net asset value of all shares of the Funds held by the Separate Accounts under the Agreement beginning April 1, 2012 (i.e. payments will begin on dollar one). Payments are made each calendar month and paid to the Company within 30 calendar days thereafter. Our records indicate that the Company’s assets are currently under the $25 million threshold and, therefore, the Company has not received payments to date. Under this new payment structure, the Company will begin to receive payments in May for the April calculation.

Section 5 of the Agreement is deleted in its entirety and replaced with the following:

“5. Payment for Administrative Services. In consideration of the services to be provided by the Company, we shall pay you on a monthly basis (“Payments”), from our assets, including our bona fide profits as investment adviser to the respective Funds, an amount equal to 15 basis points (0.15%) per annum of the average aggregate net asset value of shares of the Funds held by the Separate Accounts under the Participation Agreement. Further, this amount shall be increased to 25 basis points (0.25%) per annum of the average aggregate net asset value of shares of the Funds held by the Separate Accounts under the Participation Agreement, provided, however, that such increased Payments shall only be payable with respect to the Funds for each calendar month during which the aggregate dollar value of shares exceeds $250,000,000 at all times during that month. For purposes of computing the payment to the Company contemplated under this Paragraph 5, the average aggregate net asset value of shares of the Funds held by the Separate Accounts over a monthly period shall be computed by totaling the Separate Accounts’ aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment contemplated by this Paragraph 5 shall be calculated by Price Associates at the end of each calendar month and will be paid to the Company within 30 calendar days thereafter.

TIAA-CREF Life Insurance Company

March 23, 2012

Upon any termination of this Agreement before the end of any calendar month, such Payment will be prorated according to the proportion which the period bears to the full month and will be payable upon the date of termination of this Agreement. If requested by the Company, any Payment will be accompanied by a statement showing the calculation of the amount being paid for the relevant month and such other supporting data as may be reasonably requested by the Company. ”

Additionally, Schedule A of the Agreement is deleted and replaced with the new Schedule A attached.

Please sign both copies of this letter confirming your firm’s approval of this amendment. Please return a fully-executed amendment to the following:

Jackie Lippy

T. Rowe Price Associates, Inc.

100 East Pratt St.

Baltimore, MD 21202

If you have any questions relating to this revision, please contact Jackie Lippy at (410)345-2404.

Sincerely,

T. Rowe Price Associates, Inc.

By:
Name:	Fran Pollack-Matz
Title:	Vice President

Acknowledged and Accepted By:

TIAA-CREF Life Insurance Company

By:

Name:	KEVIN TIERNAN

Title:	VP Insurance & ATA Products

SCHEDULE A

Effective as of May 1, 2012, this Schedule A is hereby amended as follows:

Name of Separate Account and Date Established by Board of Directors	Contracts Funded by Separate Account	Designated Portfolios
Separate Account VLI-1 August 29, 2001	Intelligent Life VUL Intelligent Life Survivorship VUL	T. Rowe Price Limited-Term Bond Portfolio

Separate Account VA-1 July 27, 1998	Intelligent VA	T. Rowe Price Limited-Term Bond Portfolio

Separate Account VLI-2 May 1, 2012	M Intelligent VUL	T. Rowe Price Limited-Term Bond Portfolio

A-1